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Direct Number: (404) 581-8573
mlhanson@jonesday.com

August 29, 2018
Via EDGAR

Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	comScore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 23, 2018
File No. 001-33520
Ladies and Gentlemen:
On behalf of our client, comScore, Inc. (the “Company”), this letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 15, 2018 (the “Comment Letter”) to the Company with respect to the above-referenced filing.
The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes the Company’s response.

1.
We note that you “have not filed and do not intend to file separate Annual Reports on Form 10-K for the years ended December 31, 2015 and 2016.” Provide your analysis as to why the filing of these reports is not necessary.

Response: As a part of the process of preparing the Company’s comprehensive Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Commission on

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 29, 2018

March 23, 2018 (the “Super 10-K”), the Company, together with its advisors, extensively analyzed both (i) Commission requirements and guidance related to the preparation and filing of a comprehensive annual report on Form 10-K by delinquent registrants and (ii) the materiality of the financial and other information to be presented in the Super 10-K. Among the Commission guidance that the Company reviewed and relied upon were: (i) the January 2007 Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants (the “2007 Sample Letter”); (ii) Section 1320.4 “Delinquent Filers” (Last updated: 8/25/2015) of the Division’s Financial Reporting Manual (Updated as of December 1, 2017) (the “FR Manual”); and (iii) various commentary from the Commission and prior correspondence between the Commission and other delinquent filers with respect to similar filings. In addition, it is important to note that on January 29, 2016, the Company completed a merger (the “Rentrak Merger”) with Rentrak Corporation (“Rentrak”), which had a material effect on the Company’s operations and balance sheet, and the financial results of Rentrak are included in the Company’s consolidated financial statements from such date as described in Footnote 3, Business Combinations and Acquisitions of the Notes to Consolidated Financial Statements included in the Super 10-K.
The Super 10-K includes audited consolidated financial statements of the Company, which had not previously been filed, as well as adjustments or restatements of certain previously furnished or filed consolidated financial statements and data as described therein.

•
The audited consolidated financial statements included in the Super 10-K consist of (i) Consolidated Balance Sheets as of December 31, 2017 and 2016 and (ii) Consolidated Statements of Operations and Comprehensive Loss, Stockholders' Equity and Cash Flows for the years ended December 31, 2017, 2016 and 2015.

•
The adjusted or restated financial data included in the Super 10-K consists of (i) the Consolidated Statements of Operations and Comprehensive Loss and Cash Flows for the year ended December 31, 2015 and the condensed consolidated balance sheet data as of December 31, 2015, which have been adjusted from the unaudited financial information previously furnished in the Company’s Current Report on Form 8-K on February 17, 2016 and (ii) selected condensed consolidated financial data as of, and for the years ended, December 31, 2014 (Restated) and 2013 (Restated), which has been derived from the Company’s unaudited consolidated financial statements, which were prepared on the same basis as the audited financial statements and reflect adjustments to the

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 29, 2018

Company’s previously filed consolidated financial statements for those fiscal years.
Within the Super 10-K, Item 6, “Selected Financial Data—Background of Audit Committee Investigation and Subsequent Management Review” includes detailed information regarding the applicable adjustments or restatements of the Company’s financial results for 2015, 2014 and 2013, and Footnote 1, Organization, of the Notes to Consolidated Financial Statements includes detailed information regarding the applicable adjustments and restatement of the Company’s stockholders’ equity as of January 1, 2015. In specific reliance on the guidance included in the 2007 Sample Letter, the Super 10-K also includes detailed information regarding the restated financial information and adjustments presented therein in the following sections:

•	Explanatory Note beginning on page ii;

•
Item 6, “Selected Financial Data”, including detailed information to reflect the impact of adjustments to, or the restatement of, previously furnished or filed financial information, beginning on page 34;

•	Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, beginning on page 42;

•	Footnote 1, Organization (under “Restatement of Opening Stockholders’ Equity”), of the Notes to Consolidated Financial Statements, beginning on page 77;

•	Footnote 19, Quarterly Financial Information (Unaudited), of the Notes to Consolidated Financial Statements, beginning on page 119; and

•	Item 9A, “Controls and Procedures”, beginning on page 122.
The Company believes that the audited consolidated financial statements included in the Super 10-K, as identified above, are sufficient for purposes of providing financial statement users with the information that is necessary to an understanding of the Company’s most pertinent recent fiscal years. While the Super 10-K does include certain unaudited condensed balance sheet data as of December 31, 2015, the Company does not believe that such historical data is material relative to subsequent periods as a result of the completion in 2016 of the Rentrak Merger, which was the primary contributor to the 151% increase in the Company’s total assets,

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 29, 2018

as well as liabilities and stockholders’ equity, from $446 million as of December 31, 2015 to $1.12 billion as of December 31, 2016.
Furthermore, Section 1320.4 of the FR Manual specifically states that:
“Generally, the Division of Corporation Finance will not issue comments asking a delinquent registrant to file separately all of its delinquent filings if the registrant files a comprehensive annual report on Form 10-K that includes all material information that would have been included in those filings.”
The Company believes, and respectfully submits to the Commission, that the financial statements and additional information regarding the adjustments or restatements included in the Super 10-K (i) includes all material information that would have been disclosed in separate Annual Reports on Form 10-K for the years ended December 31, 2015 and 2016, (ii) is consistent with Section 1320.4 of the FR Manual and the Commission’s guidance illustrated in the 2007 Sample Letter, and (iii) obviates the need for the Company to file separate annual reports for those two fiscal years.

2.
Further, you disclose on page 136 that your previously issued financial statements for the quarters ended March 31, June 30 and September 30, 2015 should no longer be relied upon and as a result, you have restated certain data in each of these quarterly periods although you have not filed amendments to the previously filed Forms 10-Q for each of these periods. Please explain to us why you believe that filing amendments is not required. We refer you to Question 133.01 of the Compliance and Disclosure Interpretations concerning Exchange Act Rules.

Response: The Company is familiar with Question 133.01 of the Compliance and Disclosure Interpretations concerning Exchange Act Rules, and the related answer. In connection with the extensive analysis referred to in the Company’s response to Comment 1 above, the Company concluded that filing amendments to the Company’s previously filed Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2015 (the “2015 Quarterly Reports”), would not provide any material information that is not already included in the Super 10-K. In view of the detailed information included in the Super 10-K, as well as the material effect on the Company’s financial statements of the completion of the Rentrak Merger on January 29, 2016, the Company does not believe that amendment of the previously filed 2015 Quarterly Reports would provide any additional information that would be

U.S. Securities and Exchange Commission
Division of Corporation Finance
August 29, 2018

necessary or helpful to an understanding of the adjustments or restatements of previously filed or furnished financial information, or the effect on the Company’s financial statements, financial condition or results of operations for the periods covered by such reports. Furthermore, the 2015 Quarterly Reports are no longer incorporated by reference into any of the Company’s active registration statements, and the Super 10-K has effectively superseded the periods covered by the 2015 Quarterly Reports.
The Company believes, and respectfully submits to the Commission, that its conclusion not to file amendments to the 2015 Quarterly Reports is entirely consistent with Section 1320.4 of the FR Manual and the Commission’s guidance illustrated in the 2007 Sample Letter, and that such amendments are not required to be filed.

* * * * * * *
If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 404.581.8573, or by email at mlhanson@jonesday.com. We appreciate your assistance in this process.

Very truly yours,

/s/ Mark L. Hanson

cc:    Bryan J. Wiener
Gregory A. Fink
Carol A. DiBattiste, Esq.
(comScore, Inc.)
Neil M. Simon, Esq.
(Jones Day)